                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                   _________________________________________

                                 SCHEDULE 13D
                               (Amendment No. 1)
                   Under the Securities Exchange Act of 1934

                              Monaco Finance, Inc.
                               __________________
                                (Name of issuer)

                      Class A Common Stock, $.01 Par Value
                          ___________________________
                         (Title of class of securities)

                                  608868-105
                                --------------
                                (CUSIP number)


Stephen H. Deckoff             James J. Zenni, Jr.
James E. Walker, III           Black Diamond Capital Management L.L.C.
Black Diamond Advisors, Inc.   100 Field Drive, Suite 330
230 Park Avenue, Suite 635     Lake Forest, Illinois  60045
New York, New York  10169
(212) 687-1726

Lisa W. Zenni
c/o Black Diamond Capital
  Management L.L.C.
100 Field Drive, Suite 330
Lake Forest, Illinois  60045


                 ______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                              Scott C. Lewis, Esq.
                                Latham & Watkins
                        633 West 5th Street, Suite 4000
                         Los Angeles, California  90071
                                 (213) 485-1234

                                 June 28, 1996
               __________________________________________________
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the statement:  [  ]

                               Page 1 of 24 Pages
                          Exhibit Index is on Page 20

- -----------------------                                  ---------------------
  CUSIP NO. 608868-105            SCHEDULE 13D             PAGE 2 OF 24 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Black Diamond Advisors, Inc.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      WC, AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,328,434
                          (includes 43,243 shares presently issuable on
      SHARES              conversion of convertible notes and 2,285,192 shares
                          that would be issuable on conversion (assuming a
   BENEFICIALLY           conversion price of $2.188) of convertible notes that
                          the Reporting Person has the option to acquire.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SHARED VOTING POWER
                     8
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          9
                          2,328,434
                          (includes 43,243 shares presently issuable on conversion of convertible notes and 2,285,192 shares that would be issuable on conversion (assuming a conversion price of $2.188) of convertible notes that the Reporting Person has the option to acquire.

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,328,434
      (includes 43,243 shares presently issuable on conversion of convertible notes and 2,285,192 shares that would be issuable on converstion (assuming a conversion price of $2.188) of convertible notes that the Reporting Person has the option to acquire - see Item 5 below)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      29.2% (see Item 1 below)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      CO

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 608868-105                  13D                PAGE 3 OF 24 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen H. Deckoff

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      PF (For directly owned securities), WC (for indirectly onwed securities)

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            54,054
                          (includes 54,054 shares presently issuable upon
      SHARES              conversion of convertible notes)

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          183,784
       EACH               (includes 183,784 shares presently issuable upon
                          conversion of convertible notes)
    REPORTING
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     9
       WITH               54,054
                          (includes 54,054 shares presently issuable upon conversion of convertible notes)

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          183,784
                          (includes 183,784 shares presently issuable upon conversion of convertible notes)

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      237,838
      (includes 237,838 shares presently issuable on conversion of convertible notes)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      4.0% (see Item 1 below)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      IN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 608868-105                  13D                PAGE 4 OF 24 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James E. Walker, III

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      PF (For directly owned securities), WC (for indirectly onwed securities)

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            54,054
                          (includes 54,054 shares presently issuable upon
      SHARES              conversion of convertible notes)

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          183,784
       EACH               (includes 183,784 shares presently issuable upon
                          conversion of convertible notes)
    REPORTING
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     9
       WITH               54,054
                          (includes 54,054 shares presently issuable upon conversion of convertible notes)

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          183,784
                          (includes 183,784 shares presently issuable upon conversion of convertible notes)

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      237,838
      (includes 237,838 shares presently issuable on conversion of convertible notes)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      4.0% (see Item 1 below)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      IN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 608868-105                  13D                PAGE 5 OF 24 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BDC Partners I, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            183,784
                          (includes 183,784 shares presently issuable upon
      SHARES              conversion of convertible notes)

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          -0-
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER

      PERSON         9
                          183,784
       WITH (includes 183,784 shares presently issuable upon conversion of convertible notes)

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      183,784
      (includes 183,784 shares presently issuable on conversion of convertible notes)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      3.1% (see Item 1 below)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 608868-105                  13D                PAGE 6 OF 24 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Black Diamond Capital Management L.L.C.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          183,784
     OWNED BY (includes 183,784 shares presently issuable upon conversion of convertible notes)
       EACH

    REPORTING
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     9
       WITH               -0-

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          183,784
                          (includes 183,784 shares presently issuable upon conversion of convertible notes)

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      183,784
      (includes 183,784 shares presently issuable on conversion of convertible notes)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      3.1% (see Item 1 below)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      OO

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 608868-105                  13D                PAGE 7 OF 24 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lisa W. Zenni

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            43,243
                          (includes 43,243 shares presently issuable upon
      SHARES              conversion of convertible notes)

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          -0-
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER

      PERSON         9
                          43,243
       WITH (includes 43,243 shares presently issuable upon conversion of convertible notes)

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      43,243
      (includes 43,243 shares presently issuable on conversion of convertible notes)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      0.8% (see Item 1 below)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      IN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 608868-105                  13D                PAGE 8 OF 24 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James J. Zenni, Jr.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          227,027
     OWNED BY (includes 227,027 shares presently issuable upon conversion of convertible notes)
       EACH

    REPORTING
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     9
       WITH               -0-

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          227,027
                          (includes 227,027 shares presently issuable upon conversion of convertible notes)

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      227,027
      (includes 227,027 shares presently issuable on conversion of convertible notes)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      3.8% (see Item 1 below)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
      IN

- ------------------------------------------------------------------------------

          This Amendment No. 1 to Schedule 13D restates and amends the Statement on Schedule 13D filed April 5, 1996 (the "Schedule 13D") by Black Diamond Advisors, Inc., a New York corporation, Stephen H. Deckoff, James E. Walker, III, BDC Partners I, L.P., a Delaware limited partnership, Black Diamond Capital Management L.L.C., a Delaware limited liability company, James J. Zenni, Jr. and Lisa W. Zenni, relating to the Class A Common Stock, par value $.01 per share, of Monaco Finance, Inc., a Colorado corporation.

          This Schedule 13D is subject to the provisions of Rule 101(a)(2) of Regulation S-T under the Securities Exchange Act of 1934, as amended, relating to the Securities and Exchange Commission's recently adopted electronic filing requirements. Pursuant to Rule 101(a)(2), since this amendment is the first amendment which the Reporting Persons are filing electronically, the Reporting Persons are required to restate the entire Schedule 13D.

Item 1.   Security and Issuer.
          --------------------

          This statement relates to shares of Class A common stock, par value $.01 per share (the "Shares"), of Monaco Finance, Inc., a Colorado corporation (the "Company"). The Company has two classes of common stock. The two classes are identical in all respects except that each share of Class B common stock is entitled to three votes while each Share is entitled to one vote. The percentages reported in this statement are based on the outstanding amount of Shares.

          The principal executive offices of the Company are located at 370 Seventeenth Street, Suite 5060, Denver, Colorado 80202.

Item 2.   Identity and Background.
          ------------------------

          (a)-(c), (f). This statement is being filed by (i) Black Diamond Advisors, Inc., a New York corporation ("BDA"), (ii) Stephen H. Deckoff, (iii) James E. Walker, III, (iv) BDC Partners I, L.P., a Delaware limited partnership ("BDC Partners I"), (v) Black Diamond Capital Management L.L.C., a Delaware limited liability company ("BDCM"), (vi) James J. Zenni, Jr. and (vii) Lisa W. Zenni. BDA, Mr. Deckoff, Mr. Walker, BDC Partners I, BDCM, Mr. Zenni and Ms. Zenni are sometimes collectively referred to herein as the "Reporting Persons."

          BDA's principal business is merchant and investment banking. BDA is a New York corporation, and its principal offices are located at 230 Park Avenue, New York, New York 10169. Mr. Deckoff and Mr. Walker each own 50% of the outstanding common stock of BDA.

          The following sets forth as to each executive officer and director of BDA (a) his name; (b) citizenship; (c) his business address; and (d) his principal occupation and address where such employment is conducted.

          1A.  (a)  Stephen H. Deckoff
               (b)  United States of America
               (c)  230 Park Avenue, New York, New York  10169
               (d) Mr. Deckoff's principal occupation is President, director and 50% shareholder of BDA. Mr Deckoff's principal business address is at the address in (c) above.

          2A.  (a)  James E. Walker, III
               (b)  United States of America
               (c)  230 Park Avenue, New York, New York  10169
               (d) Mr. Walker's principal occupation is Secretary, director and 50% shareholder of BDA. Mr Walker's principal business address is at the address in (c) above.

          Mr. Deckoff's citizenship, business address, principal occupation and location of employment are as set forth in 1A(b)-(d) above. Mr. Deckoff also has a membership interest in a member BDCM, the general partner of BDC Partners I.

          Mr. Walker's citizenship, business address, principal occupation and location of employment are as set forth in 2A(b)-(d) above. Mr. Walker also has a membership interest in BDCM.

          BDC Partners I is a Delaware limited partnership. The principal business of BDC Partners I is investing in, and the trading of, primarily non-investment grade and fixed income securities. BDCM is the sole general partner of BDC Partners I. BDCM's principal business is the management of discretionary investment funds. Currently, BDCM's sole client is BDC Partners I. James J. Zenni, Mr. Deckoff and Mr. Walker collectively own 100% of the membership interests in BDCM.

          The following sets forth as to each executive officer and director of BDCM (a) his name; (b) citizenship; (c) his business address; and (d) his principal occupation and address where such employment is conducted.

          1B.  (a)  James J. Zenni
               (b)  United States of America
               (c)  100 Field Drive, Suite 330, Lake Forrest, IL 60045
               (d) Mr. Zenni's principal occupation is President, director and member of BDCM. Mr. Zenni's principal business address is at the address in (c) above.

          Mr. Zenni's citizenship, business address, principal occupation and location of employment are as set forth in 1B(b)-(d) above.

          Ms. Zenni is the spouse of James J. Zenni. Ms. Zenni does not have a business address, but can be contacted c/o Black Diamond Capital Management, 100 Field Drive, Suite 330, Lake Forrest, IL 60045. Ms. Zenni is a citizen of the United States of America.

          (d) and (e). During the last five years, none of BDA or any executive officer, director or controlling person of BDA has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, Mr. Deckoff has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, Mr. Walker has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, none of BDC Partners I, BDCM or any executive officer, director or controlling person of BDCM has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, Mr. Zenni has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, Ms. Zenni has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          As of the close of business on July 11, 1996, BDA owned $200,000 aggregate principal amount of 12% Convertible Senior Subordinated Notes due 2001 of the Company (the "Convertible Notes") convertible into 43,243 Shares. All of such Convertible Notes were purchased by BDA from the Company on January 9, 1996 at par, which amount was provided from BDA's working capital and contributions of personal funds of Mr. Deckoff and Mr. Walker. On January 9, 1996, BDA purchased $700,000 aggregate principal amounts of Convertible Notes from the Company at par, of which $250,000 aggregate principal amount was sold to Mr. Deckoff and $250,000 aggregate principal amount was sold to Mr. Walker, in each case at cost, on March 25, 1996.

          Pursuant to the purchase agreement with respect to the Convertible Notes (the "Purchase Agreement"), on January 9, 1996 BDA was granted an option (the "Option") to purchase an additional $5,000,000 aggregate principal amount of Convertible Notes at any time prior to January 9, 1998 at par, with a conversion price equal to the closing price (as defined in section 10.06 of the indenture governing the Notes)(the "Indenture") of the Shares on the trading day prior to the exercise of such option or, if the closing of the transaction occurs more than 10 days after exercise of the option, the closing price on the trading day prior to the date 10 days prior to such closing. On June 28, 1996, BDA and the Company entered into a letter agreement (the "Letter Agreement") which, among other things, provides for (i) an extension of the term of the Option to the date which is the later of (a) 24 months after the Company's S-3 Registration Statement (the "Registration Statement") for the Conversion Shares (as defined in the Purchase Agreement) relating to Notes is declared effective by the Securities and Exchange Commission, and (b) 24 months after the Company has received requisite shareholder approval for the issuance of Notes pursuant to the Option to the extent required in accordance with applicable NASDAQ requirements, and (ii) effective upon the Company obtaining any necessary shareholder approval thereof to the extent required by NASDAQ in connection with Monaco's NASDAQ listing agreement, an adjustment to the conversion price of the Notes issuable upon exercise of the Option and the conversion price of the original $5,000,000 principal amount of Notes issued on January 9, 1996 (unless and until such shareholder approval is obtained, the conversion price of the
Notes remains as set forth in the Purchase Agreement and the Indenture).   The
Purchase Agreement, the Indenture and the Letter Agreement are filed herewith as Exhibits 2, 3 and 5, respectively, and are incorporated herein by reference.

          As of the close of business on July 11, 1996, Mr. Deckoff directly owned an aggregate of $250,000 principal amount of Convertible Notes convertible into 54,054 Shares. All of such Convertible Notes were purchased from BDA for a total consideration of the par value thereof, which amount was provided from his personal funds. All of such Convertible Notes initially were acquired by BDA on January 9, 1996 from the Company at par, and on March 25 were transferred by BDA to Mr. Deckoff at cost.

          As of the close of business on July 11, 1996, Mr. Walker directly owned an aggregate of $250,000 principal amount of Convertible Notes convertible into 54,054 Shares. All of such Convertible Notes were purchased from BDA for a total consideration of the par value thereof, which amount was provided from his personal funds. All of such Convertible Notes initially were acquired by BDA on January 9, 1996 from the Company at par, and on March 25 were transferred by BDA to Mr. Walker at cost.

          As of the close of business on July 11, 1996, BDC Partners I owned $850,000 aggregate principal amount of Convertible Notes convertible into
183,784 Shares.   All of such Convertible Notes were purchased by BDC Partners I on January 9, 1996 from the Company at par, which amount was provided from BDC Partners I's investment funds.

          As of the close of business on July 11, 1996, Ms. Zenni owned $200,000 aggregate principal amount of Convertible Notes convertible into 43,243 Shares. All of such Convertible Notes were purchased by Ms. Zenni on January 9, 1996 from the Company at par, which amount was provided from her personal funds.

Item 4.   Purpose of Transaction.
          -----------------------

          Each of the Reporting Persons acquired their respective beneficial interests in the Shares for investment purposes. BDA in addition acquired its beneficial interests for purposes of acquiring an equity interest in an issuer of sub-prime automobile receivables-backed notes, which is related to the principal business of BDA. Pursuant to the Purchase Agreement Mr. Deckoff and Mr. Walker are entitled to attend meetings of the Company's board of directors as observers. In addition, one of such persons is entitled to be appointed to the Company's board of directors at BDA's option. To Mr. Deckoff's and Mr. Walker's knowledge, the Company has not held any board meetings since the date of the Purchase Agreement. Messrs Deckoff and Walker presently intend to attend such board meetings when held. BDA has no present plans to exercise its right to have one of Messrs Deckoff and Walker appointed to the Company's board of directors, but reserves the right to do so at any time permitted by the Purchase Agreement.

          The Reporting Persons, individually or together, intend to review on a continuing basis their respective investments in the Shares. Such continuing review may result in the Reporting Persons acquiring additional Shares, or selling all or a portion of their Shares, in the open market or in privately negotiated transactions with the Company or third parties or maintaining their holdings at current levels. Such review also may result in the Reporting Persons formulating plans or making proposals regarding actions set forth in Item 4 of Schedule 13D (which are listed in clauses (i) through (x) below). The Reporting Persons' decision to acquire or dispose of Shares, hold the Shares or take such other actions will depend on market, economic and other conditions, including an ongoing evaluation of the Company's financial condition, operations and prospects, the actions of the Company's management and the Board and other future developments, and the relative attractiveness of alternative business and investment opportunities. Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.

          The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D (which are listed in clauses (i) through (x) below) and any other actions, as they may determine.

          Other than as described herein, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a)-(b) As of the close of business on July 11, 1996, BDA directly owned $200,000 aggregate principal amount of Convertible Notes convertible into 43,243 Shares, as well as an option to acquire an additional $5,000,000 aggregate principal amount of Convertible Notes (the "Option Notes") at any time prior to the date which is the later of (a) 24 months after the Registration Statement is declared effective by the Securities and Exchange Commission, and
(b) 24 months after the Company has received requisite shareholder approval for the issuance of Notes pursuant to the Option to the extent required in accordance with applicable NASDAQ requirements. Unless and until approval of the terms of the Letter Agreement by the Company's shareholders (in which case the conversion price of the Option Notes shall be determined as set forth in Section 1 of such Letter Agreement), the conversion price of the Option Notes will equal the closing price of the Shares on the day prior to the exercise, if any, of the option to purchase such Option Notes and therefore cannot be determined at this time. Assuming a conversion price of $2.188 (the most current available closing price of the Shares), the Option Notes would be convertible into 2,285,192 Shares, which, together with the 43,243 Shares issuable on conversion of the $200,000 of Convertible Notes presently owned by BDA, represent approximately 29.2% of the 5,657,279 Shares outstanding as of March 31, 1996, as reported in the Company's Form 10-QSB for the quarter ended March 31, 1996 (the "Outstanding Shares"). BDA has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on July 11, 1996, BDC Partners I directly owned $850,000 aggregate principal amount of Convertible Notes convertible into 183,784 Shares, which represent approximately 3.1% of the Outstanding Shares. BDC Partners I, acting through its general partner, BDCM, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly. BDCM, as the sole general partner of BDC Partners I, may be deemed to own beneficially the Shares directly owned by BDC Partners I. In addition, the members of BDCM each has shared power to vote or to direct the vote, and to dispose or to direct the disposition of, Shares that may be deemed to be beneficially owned by BDCM. Therefore, each of the members of BDCM (Messrs. Deckoff, Walker and Zenni) may be deemed to own beneficially Shares that BDCM may be deemed to own beneficially.

          As of the close of business on July 11, 1996, Stephen H. Deckoff directly owned $250,000 aggregate principal amount of Convertible Notes convertible into 54,054 Shares, which represent approximately 0.8% of the Outstanding Shares. Mr. Deckoff has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which he owns directly. In addition, as a member of BDCM, Mr. Deckoff may be deemed to beneficially own the $850,000 amount of Convertible Notes that BDCM may be deemed to beneficially own. Such Convertible Notes are presently convertible into 183,784 Shares, which, together with the 54,054 Shares issuable on conversion of the $250,000 of Convertible Notes directly owned by Mr. Deckoff, represent approximately 4.0% of the Outstanding Shares. Mr. Deckoff, as the owner of 50% of the outstanding common stock of BDA, may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which BDA owns, but disclaims beneficial ownership of such Shares.

          As of the close of business on July 11, 1996, James E. Walker, III directly owned $250,000 aggregate principal amount of Convertible Notes convertible into 54,054 Shares, which represent approximately 0.8% of the Outstanding Shares. Mr. Walker has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which he owns directly. In addition, as a member of BDCM, Mr. Walker may be deemed to beneficially own the $850,000 amount of Convertible Notes that BDCM may be deemed to beneficially own. Such Convertible Notes are presently convertible into 183,784 Shares, which, together with the 54,054 Shares issuable on conversion of the $250,000 of Convertible Notes directly owned by Mr. Walker, represent approximately 4.0% of the Outstanding Shares. Mr. Walker, as the owner of 50% of the outstanding common stock of BDA, may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which BDA owns, but disclaims beneficial ownership of such Shares.

          As of the close of business on July 11, 1996, James J. Zenni did not directly own any Shares. As a member of BDCM, Mr. Zenni may be deemed to beneficially own the $850,000 amount of Convertible Notes that BDCM may be deemed to beneficially own. In addition, as the spouse of Lisa W. Zenni, Mr. Zenni may be deemed to beneficially own the $200,000 amount of Convertible Notes that she owns. Such Convertible Notes are presently convertible into 227,027 Shares which represent approximately 3.8% of the Outstanding Shares.

          As of the close of business on July 11, 1996, Lisa W. Zenni directly owned $200,000 aggregate principal amount of Convertible Notes convertible into 43,243 Shares, which represent approximately 0.8% of the Outstanding Shares. Ms. Zenni has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which she owns directly.

          Other than the foregoing, no Reporting Person or any executive officer, director or controlling person of BDA, BDC Partners I or BDCM beneficially owns any Shares. Each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b). BDA, Mr. Deckoff, Mr. Walker, BDC Partners I, BDCM, Mr. Zenni and Ms. Zenni may be deemed to be a group in
relation to their respective investments in the Company.   BDA, Mr. Deckoff, Mr.
Walker, BDC Partners I, BDCM, Mr. Zenni and Ms. Zenni do not affirm the existence of a group.

          (c) Within the past 60 days, there have not been any transactions in Shares effected by or for the account of or any executive officer, director or controlling person of BDA, BDC Partners I or BDCM. The Reporting Persons have not acquired any Shares since January 9, 1996 except as described in Item 3 of this statement.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to
          Securities of the Issuer.
          -------------------------------------------------------------

          Pursuant to the Purchase Agreement, on January 9, 1996 BDA was granted an option to purchase an additional $5,000,000 aggregate principal amount of Convertible Notes at any time prior to January 9, 1998 at par, with a conversion price equal to the closing price (as defined in section 10.06 of the Indenture) of the Shares on the day prior to the exercise of such option or, if the closing of such transaction occurs more than 10 days after exercise of the option, the closing price of the Shares on the trading day ten days prior to such closing. On June 28, 1996, BDA and the Company entered into the Letter Agreement which, among other things, provides for (i) an extension of the term of the Option to the date which is the later of (a) 24 months after the Registration Statement is declared effective by the Securities and Exchange Commission, and (b) 24 months after the Company has received shareholder approval for the issuance of Notes pursuant to the Option to the extent required in accordance with applicable NASDAQ requirements, and (ii) effective upon the Company obtaining any necessary shareholder approval thereof to the extent required by NASDAQ in connection with Monaco's NASDAQ listing agreement, an adjustment to the conversion price of the Notes issuable upon exercise of the Option and the conversion price of the original $5,000,000 principal amount of Notes issued on January 9, 1996 (unless and until such shareholder approval is obtained, the conversion price of the Notes remains as set forth in the Purchase Agreement and the Indenture).

          The Company and the Reporting Persons are also parties to a Registration Rights Agreement providing for the Registration Statement and, at the request of the holders of the majority of the Convertible Notes, registration of the Convertible Notes. The Purchase Agreement, the Indenture, the Registration Rights Agreement and the Letter Agreement are filed herewith as Exhibits 2, 3, 4 and 5, respectively, and are incorporated herein by reference.

          At the time of the original purchase of the Convertible Notes from the Company, BDA entered into an agreement with each of Ms. Zenni and two other purchasers of the Convertible Notes (Guarantee Title and Trust Company ("GTTC") and Heller Financial, Inc. ("HFI"), and together with Ms. Zenni, the "Investors")) with respect to certain matters concerning their investment in the Convertible Notes (such agreements, collectively, the "Agreements"). The Investors own an aggregate of $3,450,000 principal amount of Notes.

          Pursuant to the Agreements (other than the Agreement with Ms. Zenni), to the extent that an Investor's profit on its investment in the Convertible Notes exceeds a 20% annual rate of return, BDA is entitled to receive 50% of the profits in excess of such amount. Such amount is payable to BDA in either cash or Shares. BDA also has the right pursuant to the Agreements to purchase an Investor's Notes in the following circumstances: (i) Except with respect to Ms. Zenni's Notes, within 180 days of January 9, 2001 (the "Maturity Date") at the higher of (a) par plus accrued interest and (b) the market value of the Shares underlying such Notes, (ii) if there is a matter under the Indenture that requires the vote or consent of Note holders and the Investor does not vote on such matter as recommended by BDA, at not less than par value plus accrued interest, (iii) in connection with a proposed transfer of Notes by the Investor, at the bona fide offer price, (iv) with respect to Ms. Zenni's Agreement, on January 5, 2001, at the higher of (a) par plus accrued interest and (b) the market value of the Shares underlying the Convertible Notes, unless Ms. Zenni elects to convert her Notes on the Maturity Date, in which case BDA thereafter shall have a right to purchase her Shares upon any proposed transfer thereof at the bona fide offer price. The Agreements also restrict the Investors' ability, without BDA's consent, to exercise their registration rights with respect to the Convertible Notes, make acceleration demands pursuant to the Indenture or convert their Notes into Shares and allow BDA to purchase the Convertible Notes at a price not less than par plus accrued interest in such instances. The Agreements also prohibit the transfer of Notes unless the transferee executes an agreement with BDA substantially similar to the Agreements. An Investor may not short sell Shares during the term of the Agreement.

          Except as described above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1 Joint Filing Agreement *

Exhibit 2 Purchase Agreement dated as of January 9, 1996, by and among Monaco Finance, Inc. and the purchasers on the signature pages thereto relating to the Convertible Notes. *

Exhibit 3 Indenture date as of January 9, 1996 between Monaco Finance, Inc. and Norwest Bank of Minnesota, N.A., relating to the Convertible Notes. *

Exhibit 4 Registration Rights Agreement dated as of January 9, 1996, by and among Monaco Finance, Inc. and the other parties on the signatures page thereto relating to the Convertible Notes. *

Exhibit 5 Letter Agreement dated as of June 28, 1996, between Monaco Finance, Inc. and Black Diamond Advisors, Inc., and with respect to certain matters, additionally among Morris Ginsburg and Irwin L. Sandler.

_________________
* Incorporated by reference to the same numbered exhibit in the Reporting Persons Schedule 13D dated April 5, 1996.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 1996

                         Black Diamond Advisors, Inc.


                         By:  /s/ Stephen H. Deckoff
                            -------------------------
                         Name:  Stephen H. Deckoff
                         Its:  President


                            /s/ Stephen H. Deckoff
                         ----------------------------
                         Stephen H. Deckoff


                            /s/ James E. Walker, III
                         ----------------------------
                         James E. Walker, III


                         BDC Partners I, L.P.

                         By: Black Diamond Capital Management, L.L.C.
                         Its: General Partner


                         By:  /s/ James J. Zenni, Jr.
                            -------------------------
                         Name: James J. Zenni, Jr.
                         Its: President


                         Black Diamond Capital Management, L.L.C.

                         By: /s/ James J. Zenni, Jr.
                            -------------------------
                         Name: James J. Zenni, Jr.
                         Its: President

                           /s/ Lisa W. Zenni
                         ----------------------------
                         Lisa W. Zenni

                           /s/ James J. Zenni, Jr.
                         ----------------------------
                         James J. Zenni, Jr.

                                 EXHIBIT INDEX
                               -----------------

                                                                     Page Number
                                                                     -----------
Exhibit 1           Joint Filing Agreement *

Exhibit 2           Purchase Agreement dated as of January 9,
                    1996, by and among Monaco Finance, Inc.
                    and the purchasers on the signature pages thereto relating to the Convertible Notes. *

Exhibit 3           Indenture date as of January 9, 1996
                    between Monaco Finance, Inc. and Norwest
                    Bank of Minnesota, N.A., relating to the Convertible Notes. *

Exhibit 4           Registration Rights Agreement dated as of
                    January 9, 1996, by and among Monaco
                    Finance, Inc. and the other parties on the signatures page thereto relating to the Convertible Notes. *

Exhibit 5           Letter Agreement dated as of June 28,
                    1996, between Monaco Finance, Inc. and
                    Black Diamond Advisors, Inc., and with
                    respect to certain matters, additionally among Morris Ginsburg and Irwin L.
                    Sandler.


- ------------
* Incorporated by reference to the same numbered exhibit in the Reporting Persons Schedule 13D dated April 5, 1996.